**Mercedes-Benz Auto Receivables Trust 2023-2**
**Investor Report**

Collection Period Ended    28-Feb-2026

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 29 | | | |
| Collection Period (from... to) | 1-Feb-2026 | 28-Feb-2026 | | |
| Determination Date | 12-Mar-2026 | | | |
| Record Date | 13-Mar-2026 | | | |
| Distribution Date | 16-Mar-2026 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 17-Feb-2026 | 16-Mar-2026 | Actual/360 Days | 27 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Feb-2026 | 15-Mar-2026 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 292,010,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 467,620,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 467,620,000.00 | 266,600,253.50 | 244,904,095.69 | 21,696,157.81 | 46.396984 | 0.523725 |
| Class A-4 Notes | 83,110,000.00 | 83,110,000.00 | 83,110,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,310,360,000.00** | **349,710,253.50** | **328,014,095.69** | **21,696,157.81** | | |
| Overcollateralization | 33,622,415.40 | 33,599,560.39 | 33,599,560.39 | | | |
| Adjusted Pool Balance | 1,343,982,415.40 | 383,309,813.89 | 361,613,656.08 | | | |
| Yield Supplement Overcollateralization Amount | 76,016,708.61 | 19,262,622.16 | 18,053,766.76 | | | |
| **Pool Balance** | **1,419,999,124.01** | **402,572,436.05** | **379,667,422.84** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 33,622,415.40 | 2.50% |
| Target Overcollateralization Amount | 33,599,560.39 | 2.50% |
| Current Overcollateralization Amount | 33,599,560.39 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 5.920000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 5.950000% | 1,321,892.92 | 2.826853 | 23,018,050.73 | 49.223837 |
| Class A-4 Notes | 6.010000% | 416,242.58 | 5.008333 | 416,242.58 | 5.008333 |
| **Total** | | **$1,738,135.50** | | **$23,434,293.31** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 20,456,209.37 | (1) Total Servicing Fee | 335,477.03 |
| Interest Collections | 2,398,128.80 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 851,730.16 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 1,116,306.61 | | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 1,738,135.50 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 65,631.89 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **24,888,006.83** | (6) Regular Principal Distributable Amount | 21,696,157.81 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **24,888,006.83** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 1,118,236.49 |
| | | **Total Distribution** | **24,888,006.83** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 335,477.03 | 335,477.03 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 1,738,135.50 | 1,738,135.50 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 1,321,892.92 | 1,321,892.92 | 0.00 |
| thereof on Class A-4 Notes | 416,242.58 | 416,242.58 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 1,738,135.50 | 1,738,135.50 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 21,696,157.81 | 21,696,157.81 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 21,696,157.81 | 21,696,157.81 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 3,359,956.04 |
| Reserve Fund Amount - Beginning Balance | 3,359,956.04 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 8,378.94 |
| minus Net Investment Earnings | 8,378.94 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,359,956.04 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 8,378.94 |
| Net Investment Earnings on the Collection Account | 57,252.95 |
| Investment Earnings for the Collection Period | 65,631.89 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,419,999,124.01 | 29,224 |
| Pool Balance beginning of Collection Period | 402,572,436.05 | 14,614 |
| Principal Collections | 12,050,952.02 | |
| Principal Collections attributable to Full Pay-offs | 8,405,257.35 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 2,448,803.84 | |
| Pool Balance end of Collection Period | 379,667,422.84 | 14,103 |
| Pool Factor | 26.74% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 7.07% | 7.59% |
| Weighted Average Number of Remaining Payments | 58.10 | 32.27 |
| Weighted Average Seasoning (months) | 10.12 | 38.65 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 368,584,460.15 | 13,814 | 97.08% |
| 31-60 Days Delinquent | 6,576,271.86 | 183 | 1.73% |
| 61-90 Days Delinquent | 3,339,203.69 | 79 | 0.88% |
| 91-120 Days Delinquent | 1,167,487.14 | 27 | 0.31% |
| Total | 379,667,422.84 | 14,103 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 1.187% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 2,448,803.84 | 64 | 68,664,836.10 | 1,599 |
| Principal Net Liquidation Proceeds | 844,567.84 | | 21,867,177.55 | |
| Principal Recoveries | 1,065,673.57 | | 23,560,458.12 | |
| Principal Net Loss / (Gain) | 538,562.43 | | 23,237,200.43 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 1.652% |
| Prior Collection Period | 0.249 % |
| Second Prior Collection Period | 1.863 % |
| Third Prior Collection Period | 0.749 % |
| Four Month Average | 1.128% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 1.636% |
| **Average Net Loss / (Gain)** | 14,532.33 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.